Exhibit (a)(1)(I)

FOR IMMEDIATE RELEASE

Contact: Compass Group USA Investments, LLP Cheryl Queen (704) 329-4018

YORKMONT FIVE, INC. EXTENDS ITS TENDER OFFER FOR CREATIVE HOST SERVICES, INC.

CHARLOTTE, NC (MARCH 26, 2004) — Compass Group USA Investments, LLP, a Delaware limited liability partnership, announced today that it’s wholly owned indirect subsidiary, Yorkmont Five, Inc., a California corporation, has extended the initial offer period of its tender offer to purchase all of the outstanding shares of common stock of Creative Host Services, Inc. (Nasdaq: CHST) for $3.40 per share, net to the seller, in cash without interest. The offer, unless further extended or terminated, is extended until 12:00 Midnight, New York City time, on Thursday, April 8, 2004.

Yorkmont Five is extending the offer because all of the conditions to the offer, including Creative Host obtaining the required aggregate amount of consents to its merger with Yorkmont Five from counterparties to its customer contracts, were not satisfied or waived before the expiration of the initial offer period, that was scheduled to expire at 12:00 Midnight, New York City time, on Thursday, March 25, 2004. Creative Host has informed Yorkmont Five that it is continuing to make progress with respect to this condition and that it anticipates receiving the necessary consents.

As a consequence of the extension of the initial offer period, holders of Creative Host’s shares may tender or withdraw their shares until 12:00 Midnight, New York City time, on Thursday, April 8, 2004, unless the offer is further extended. If the offer is further extended, Compass Group USA Investments, LLP will issue a press release no later than 9:00 a.m., New York City time, on the next business day after the day on which the offer was previously scheduled to expire.

Certain principal shareholders of Creative Host, representing approximately 40.3% of the outstanding Creative Host shares, have committed to tender their shares in the offer.

As of 12:00 Midnight, New York City time, on March 25, 2004, approximately 8,527,531 shares of Creative Host’s common stock, or approximately 94.4% of all of outstanding shares of Creative Host’s common stock had been validly tendered and not withdrawn.

Compass Group USA Investments, LLP is an indirect subsidiary of UK-based Compass Group PLC (CPG.L), the world’s largest contract foodservice company with operations in more than 90 countries. Compass Group PLC employs more than 425,000 associates and was recognized in 2003 by Fortune as the world’s tenth largest employer. Compass Group PLC reports annual revenues of $18 billion.

This press release is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer has been made only through an Offer to Purchase and related Letter of Transmittal that have been mailed to Creative Host shareholders. Creative Host shareholders are strongly advised to read both the tender offer statement and the solicitation/recommendation statement regarding the tender offer and the merger as those documents contain important information. The tender offer statement (filed as Schedule TO) was filed by Yorkmont Five, Inc. with the Securities and Exchange Commission (SEC), and the solicitation/recommendation statement (filed as Schedule 14D-9) was filed by Creative Host with the SEC. Creative Host shareholders may obtain a free copy of these statements and other documents filed by Yorkmont Five and Creative Host at the SEC’s website at www.sec.gov.

This press release may contain “forward-looking statements” which represent expectations or beliefs concerning future events. Investors are cautioned that a number of important factors could, individually or in the aggregate, cause actual events to differ materially from such forward-looking statements. These factors include, without limitation, acceptance of the tender offer by Creative Host’s shareholders and the satisfaction or waiver of conditions contained in the merger agreement.